3Q21 Earnings Release November 17th, 2021

Vinci Partners Reports Third Quarter 2021 Earnings Results

Alessandro Horta, Chief Executive Officer, stated, ”Vinci Partners announced remarkable results for the third quarter. Fee Related Earningsi reached R$63.1 million, an increase of 74% year-over-year. Distributable Earningsii totaled R$61.7 million, or R$1.09 per common share, up 137% year-over-year. We ended the quarter with R$58.0 billion in AUMiii, as we keep expanding our platform at a 35% CAGR since 2018. Our business model is extremely resilient, and our management team remains focused on generating attractive results for our shareholders and limited partners.”

Dividend

Vinci Partners has declared a quarterly dividend of US$0.16 per share to record holders of common stock at the close of business on December 1, 2021. This dividend will be paid on December 16, 2021.

ABOUT VINCI PARTNERS

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners’ business segments include Private Markets (Private Equity, Real Estate, Infrastructure and Credit), Liquid Strategies (Public Equities and Hedge Funds), Investment products and Solutions, and Financial Advisory. As of September 30, 2021, the firm had R$58 billion of assets under management.

WEBCAST AND EARNINGS CONFERENCE CALL

Vinci Partners will host a conference call at 5:00pm EST on Wednesday, November 17, 2021, to announce its third quarter 2021 results.

To access the full detailed presentation and listen to the conference call via public webcast, please visit the Events & Presentations section of the Company’s website at https://ir.vincipartners.com/news-and-
events/events-and-presentations.

For those unable to listen to the live broadcast, there will be a webcast replay on the same section of the website.

The conference call can also be accessed by dialing the following:

+1 (833) 665-0595 (Domestic)

+1 (661) 407-1609 (International)

Conference ID: 8067767

INVESTOR CONTACT

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240

USA MEDIA CONTACT

Joele Frank, Wilkinson Brimmer Katcher

Nick Lamplough / Kate Thompson / Katie Villany

+1 (212) 355-4449

BRAZIL MEDIA CONTACT

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Third Quarter 2021 Highlights

Fee Related Earnings (FRE) – R$mm

Distributable Earnings (DE) – R$mm

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	3Q'20	3Q'21	∆ (%)	3Q'20 YTD	3Q'21 YTD	∆ (%)
Net revenue from management fees	71,517	92,855	30%	195,241	269,476	38%
Net revenue from advisory fees	330	25,163	7,525%	22,781	46,607	105%
Total Fee Related Revenues	71,847	118,018	64%	218,022	316,083	45%
Segment personnel expenses	(3,456)	(5,600)	62%	(10,296)	(16,225)	58%
Other G&A expenses	(2,152)	(5,163)	140%	(8,686)	(12,795)	47%
Corporate center expenses	(14,312)	(18,149)	27%	(40,918)	(56,957)	39%
Bonus compensation related to management and advisory	(15,740)	(25,994)	65%	(44,337)	(61,602)	39%
Total Fee Related Expenses	(35,659)	(54,906)	54%	(104,236)	(147,580)	42%
FEE RELATED EARNINGS (FRE)	36,188	63,112	74%	113,786	168,503	48%
FRE Margin (%)	50.4%	53.5%		52.2%	53.3%
FRE per share (R$/share)iv	0.64	1.12		2.00	2.97
Net revenue from performance fees	1,697	5,610	231%	17,258	34,185	98%
Performance based compensation	(391)	(1,798)	360%	(5,661)	(12,907)	128%
PERFORMANCE RELATED EARNINGS (PRE)	1,306	3,812	192%	11,597	21,278	83%
PRE Margin (%)	77.0%	68.0%		67.2%	62.2%
(-) Unrealized performance fees	1,678	7,036	319%	(5,046)	(2,451)	-51%
(+) Unrealized performance compensation	(609)	(2,258)	271%	1,833	872	-52%
(+) Realized GP investment income	(9)	1,421	N/A	30	1,878	6160%
SEGMENT DISTRIBUTABLE EARNINGS	38,554	73,123	90%	122,200	190,081	56%
Segment DE Margin (%)	51.3%	55.4%		53.1%	54.4%
(+) Depreciation and amortization[v]	-	925	N/A	-	2,790	N/A
(+) Realized financial income	49	315	543%	2,018	19,198	851%
(-) Leasing expenses	(3,004)	(3,065)	2%	(9,116)	(9,328)	2%
(-) Other items	(62)	775	N/A	541	(459)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(9,533)	(10,330)	8%	(28,827)	(38,562)	34%
DISTRIBUTABLE EARNINGS (DE)	26,004	61,743	137%	86,816	163,719	89%
DE Margin (%)	34.6%	46.6%		37.4%	44.4%
DE per share (R$/share)vi	0.46	1.09		1.53	2.89

For comparison purposes only, FRE and DE per share indicated for 3Q’20 and 3Q’20 YTD are calculated considering Vinci Partners’ post-IPO share count of 56,913,588.

Total Fee-Related Revenuesvii of R$118.0 million for the quarter ended September 30, 2021, compared to R$71.8 million for the quarter ended September 30, 2020, an increase of 64% year-over year, driven by the strong growth in Fee earning AUM and higher contribution from advisory fees, due to the strong deal activity in 2021. Fee-related revenues were R$316.1 million for the nine months ended September 30, 2021, up 45% year-over-year, when compared to the nine months ended September 30, 2020.

Fee Related Earnings (“FRE”) of R$63.1 million (R$1.12/share) for the quarter ended September 30, 2021, compared to R$36.2 million for the quarter ended September 30, 2020, an increase of 74% year-over-year, driven by the robust growth in management fees across all segments and higher contribution from advisory fees. FRE was R$168.5 million for the

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

nine months ended September 30, 2021, up 48% year-over-year, when compared to the nine months ended September 30, 2020.

FRE Marginviii was 53.5% for the quarter ended September 30, 2021, compared to 50.4% for the quarter ended September 30, 2020, an increase of 3.1 percentage points year-over-year, showcasing the platform´s operating leverage.

Performance Related Earnings (“PRE”)ix of R$3.8 million for the quarter ended September 30, 2021, compared to R$1.3 million for the quarter ended September 30, 2020, an increase of 192% year-over-year, primarily due to a higher contribution from IP&S international exclusive mandates and our sovereign wealth mandate in Public Equities. PRE was R$21.3 million for the nine months ended September 30, 2021, up 83% year-over-year, when compared to the nine months ended September 30, 2020.

Segment Distributable Earningsx of R$73.1 million for the quarter ended September 30, 2021, compared to R$38.6 million for the quarter ended September 30, 2020, an increase of 90% year-over-year. Segment Distributable Earnings were R$190.1 million for the nine months ended September 30, 2021, up 56% year-over-year, when compared to the nine months ended September 30, 2020.

Distributable Earnings (“DE”) of R$61.7 million (R$1.09/share) for the quarter ended September 30, 2021, compared to R$26.0 million for the quarter ended September 30, 2020, an increase of 137% year-over-year, driven by the notable growth in management fees, higher contribution from advisory fees and the realization of performance fees from international exclusive mandates in IP&S. DE was R$ 163.7 million for the nine months ended September 30, 2021, up 89% year-over-year, when compared to the nine months ended September 30, 2020.

DE Marginxi was 46.6% for the quarter ended September 30, 2021, a 12.0 percentage point increase compared to 34.6% for the quarter ended September 30, 2020.

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Segment Highlights

Private Market Strategies

(R$ thousands, unless mentioned)	3Q'20	3Q'21	∆ (%)	3Q'20 YTD	3Q'21 YTD	∆ (%)
Net revenue from management fees	43,339	49,057	13%	117,552	145,045	23%
Net revenue from advisory fees	92	823	798%	909	3,969	337%
Total Fee Related Revenues	43,431	49,880	15%	118,460	149,014	26%
Segment personnel expenses	(1,768)	(2,739)	55%	(5,404)	(7,899)	46%
Other G&A expenses	(540)	(3,671)	580%	(4,823)	(8,903)	85%
Corporate center expenses	(8,242)	(7,441)	-10%	(23,499)	(27,817)	18%
Bonus compensation related to management and advisory	(8,582)	(10,053)	17%	(21,477)	(25,351)	18%
Total Fee Related Expenses	(19,132)	(23,904)	25%	(55,202)	(69,971)	27%
FEE RELATED EARNINGS (FRE)	24,299	25,976	7%	63,258	79,043	25%
FRE Margin (%)	55.9%	52.1%		53.4%	53.0%
Net revenue from performance fees	(1,677)	962	N/A	9,107	3,216	-65%
Realized performance fees	1	10	1,054%	2,107	765	-64%
Unrealized performance fees	(1,678)	952	N/A	6,999	2,451	-65%
Performance based compensation	609	(340)	N/A	(3,175)	(1,071)	-66%
PERFORMANCE RELATED EARNINGS (PRE)	(1,068)	622	N/A	5,932	2,145	-64%
PRE Margin (%)	63.7%	64.7%		65.1%	66.7%
(-) Unrealized performance fees	1,678	(952)	N/A	(6,999)	(2,451)	-65%
(+) Unrealized performance compensation	(609)	337	N/A	2,542	869	-66%
(+) Realized GP investment income	(9)	1,421	N/A	30	1,878	6,160%
SEGMENT DISTRIBUTABLE EARNINGS	24,291	27,405	13%	64,763	81,484	26%
Segment DE Margin (%)	55.9%	53.4%		53.7%	53.7%

ASSETS UNDER MANAGEMENT (AUM R$millions)	18,649	21,657	16%	18,649	21,657	16%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	16,542	19,680	19%	16,542	19,680	19%
AVERAGE MANAGEMENT FEE RATE (%)	1.03%	0.98%		0.94%	0.98%
FULL TIME EMPLOYEES	43	50	16%	43	50	16%

Fee related earnings (FRE) of R$26.0 million in the 3Q'21, an increase of 7% year-over-year, driven by the growth in fee-earning AUM. FRE was R$79.0 million in the 3Q'21 YTD, up 25% when compared to the 3Q'20 YTD.

Segment Distributable Earnings of R$27.4 million in the 3Q'21, an increase of 13% year-over-year. Segment DE was R$81.5 million in the 3Q'21 YTD, up 26% when compared to the 3Q'20 YTD.

AUM of R$21.7 billion at the end of the 3Q'21, an increase of 16% year-over-year, with highlights to over R$3.4 billion raised across all strategies over the last twelve months. In the 3Q'21, net capital subscription for Private Market strategies accounted for R$577 million, with highlights to the second closing of VIAS, in Infrastructure, and the follow-on offering for VISC, in Real Estate.

Fee-earning AUM of R$19.7 billion at the end of the 3Q'21, an increase of 19% year-over-year.

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Liquid Strategies

(R$ thousands, unless mentioned)	3Q'20	3Q'21	∆ (%)	3Q’20 YTD	3Q’21 YTD	∆ (%)
Net revenue from management fees	15,766	23,273	48%	46,072	66,276	44%
Net revenue from advisory fees	-	-	N/A	-	-	N/A
Total Fee Related Revenues	15,766	23,273	48%	46,072	66,276	44%
Segment personnel expenses	(604)	(1,431)	137%	(1,932)	(4,111)	113%
Other G&A expenses	(1,264)	(598)	-53%	(2,611)	(1,903)	-27%
Corporate center expenses	(2,992)	(3,085)	3%	(9,170)	(11,774)	28%
Bonus compensation related to management and advisory	(3,244)	(5,864)	81%	(8,691)	(13,176)	52%
Total Fee Related Expenses	(8,104)	(10,978)	35%	(22,403)	(30,964)	38%
FEE RELATED EARNINGS (FRE)	7,662	12,295	60%	23,669	35,312	49%
FRE Margin (%)	48.6%	52.8%		51.4%	53.3%
Net revenue from performance fees	2,709	1,689	-38%	5,187	10,149	96%
Realized performance fees	2,709	1,689	-38%	7,083	10,149	43%
Unrealized performance fees	-	-	N/A	(1,896)	-	N/A
Performance based compensation	(804)	(569)	-29%	(1,475)	(5,287)	258%
PERFORMANCE RELATED EARNINGS (PRE)	1,905	1,120	-41%	3,712	4,862	31%
PRE Margin (%)	70.3%	66.3%		71.6%	47.9%
(-) Unrealized performance fees	-	-	N/A	1,896	-	N/A
(+) Unrealized performance compensation	-	-	N/A	(689)	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	9,567	13,415	40%	28,588	40,174	41%
Segment DE Margin (%)	51.8%	53.7%		53.8%	52.6%

ASSETS UNDER MANAGEMENT (AUM R$millions)	15,138	12,600	-17%	15,138	12,600	-17%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	15,004	12,466	-17%	15,004	12,466	-17%
AVERAGE MANAGEMENT FEE RATE (%)	0.50%	0.76%		0.53%	0.72%
FULL TIME EMPLOYEES	17	24	41%	17	24	41%

Fee related earnings (FRE) of R$12.3 million in the 3Q'21, an increase of 60% year-over-year, driven by the end of revenue sharing agreement with GAS Investimentos, which impacted positively our average management fee rate. FRE was R$35.3 million in the 3Q'21 YTD, up 49% when compared to the 3Q'20 YTD.

Performance related earnings (PRE) of R$1.1 million in the quarter, down 41% year-over-year, due to local markets’ depreciation and recent volatility in the quarter. PRE was R$4.9 million in the 3Q'21 YTD, an increase of 31% when compared to the 3Q'20 YTD.

Segment Distributable Earnings of R$13.4 million in the quarter, up 40% year-over-year, due to a robust growth in management fees.

AUM of R$12.6 billion at the end of the 3Q'21, down 17% year-over-year, driven by local markets’ depreciation in the quarter.

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Investment Products and Solutions

(R$ thousands, unless mentioned)	3Q'20	3Q'21	∆ (%)	3Q’20 YTD	3Q’21 YTD	∆ (%)
Net revenue from management fees	12,422	20,525	65%	31,627	58,154	84%
Net revenue from advisory fees	25	8	-68%	96	47	-51%
Total Fee Related Revenues	12,447	20,533	65%	31,724	58,201	83%
Segment personnel expenses	(863)	(1,032)	20%	(2,323)	(3,011)	30%
Other G&A expenses	(299)	(491)	64%	(1,078)	(1,300)	21%
Corporate center expenses	(2,362)	(3,993)	69%	(6,206)	(11,775)	90%
Bonus compensation related to management and advisory	(3,409)	(5,377)	58%	(8,105)	(12,972)	60%
Total Fee Related Expenses	(6,934)	(10,893)	57%	(17,712)	(29,059)	64%
FEE RELATED EARNINGS (FRE)	5,513	9,640	75%	14,012	29,142	108%
FRE Margin (%)	44.3%	47.0%		44.2%	50.1%
Net revenue from performance fees	659	2,959	349%	2,958	20,822	604%
Realized performance fees	659	10,947	1,560%	3,015	20,822	591%
Unrealized performance fees	-	(7,988)	N/A	(57)	-	N/A
Performance based compensation	(196)	(889)	354%	(1,011)	(6,549)	548%
PERFORMANCE RELATED EARNINGS (PRE)	464	2,070	346%	1,947	14,273	633%
PRE Margin (%)	70.3%	69.9%		65.8%	68.5%
(-) Unrealized performance fees	-	7,988	N/A	57	-	N/A
(+) Unrealized performance compensation	-	(2,596)	N/A	(21)	3	N/A
SEGMENT DISTRIBUTABLE EARNINGS	5,977	17,102	186%	15,995	43,418	171%
Segment DE Margin (%)	45.6%	54.3%		46.0%	54.9%

ASSETS UNDER MANAGEMENT (AUM R$millions)	14,892	23,695	59%	14,892	23,695	59%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	14,426	23,540	63%	14,426	23,540	63%
AVERAGE MANAGEMENT FEE RATE (%)	0.42%	0.39%		0.38%	0.39%
FULL TIME EMPLOYEES	12	16	33%	12	16	33%

Fee related earnings (FRE) of R$9.6 million in the 3Q'21, up 75% year-over-year, due to the growth in management fees following notable fundraising over the last twelve months. FRE was R$29.1 million in the 3Q'21 YTD, an increase of 108% when compared to the 3Q'20 YTD.

Performance related earnings (PRE) of R$2.1 million, up 346% year-over-year, driven by the realization of performance fees in our international separate mandates. PRE in the 3Q'21 YTD was R$14.3 million, an increase of 633% when compared to the 3Q'20 YTD.

Segment Distributable Earnings in 3Q'21 of R$17.1 million in the quarter, up 186% year-over-year, following the growth in management and performance revenues. Segment DE was R$43.4 million in the 3Q'21 YTD, an increase of 171% when compared to the 3Q'20 YTD.

AUM of R$23.7 billion, up 59% year-over-year, driven by strong net inflows in our separate local and international mandates. Fee Earning AUM of R$23.5 million, up 63% year-over-year.

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Financial Advisory

(R$ thousands, unless mentioned)	3Q'20	3Q'21	∆ (%)	3Q’20 YTD	3Q’21 YTD	∆ (%)
Net revenue from management fees	-	-	N/A	-	-	N/A
Net revenue from advisory fees	210	24,332	11,487%	21,774	42,591	96%
Total Fee Related Revenues	210	24,332	11,487%	21,774	42,591	96%
Segment personnel expenses	(221)	(398)	80%	(636)	(1,204)	89%
Other G&A expenses	(49)	(403)	725%	(174)	(710)	307%
Corporate center expenses	(716)	(3,630)	407%	(2,046)	(5,569)	172%
Bonus compensation related to management and advisory	(505)	(4,701)	830%	(6,064)	(10,102)	67%
Total Fee Related Expenses	(1,491)	(9,132)	512%	(8,921)	(17,585)	97%
FEE RELATED EARNINGS (FRE)	(1,281)	15,200	N/A	12,853	25,006	95%
FRE Margin (%)	N/A	62.5%		59.0%	58.7%
SEGMENT DISTRIBUTABLE EARNINGS	(1,281)	15,200	N/A	12,853	25,006	95%
Segment DE Margin (%)	N/A	62.5%		59.0%	58.7%

Fee related earnings (FRE) of R$15.2 million in the quarter, up R$16.5 million year-over-year. FRE was R$25.0 million in the 3Q'21 YTD, an increase of 95% when compared to the 3Q'21 YTD, a consequence of the stronger deal activity in 2021.

Segment Distributable Earnings in the 3Q'21 YTD were R$25.0 million, an increase of 95% year-over-year when compared to the 3Q'20 YTD.

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Income Statement (Unaudited)

(R$ thousands, unless mentioned)	3Q'20	3Q'21	∆ (%)	3Q'20 YTD	3Q'21 YTD	∆ (%)
REVENUES
Net revenue from management fees	71,517	92,855	30%	195,241	269,476	38%
Net revenue from performance fees	1,697	5,610	231%	17,258	34,185	98%
Realized performance fees	3,375	12,646	275%	12,212	31,734	160%
Unrealized performance fees	(1,678)	(7,036)	319%	5,046	2,451	-51%
Net revenue from advisory	330	25,163	7,525%	22,781	46,607	105%
Total net revenues from services rendered	73,544	123,628	68%	235,280	350,268	49%
EXPENSES
Bonus related to management and advisory	(15,740)	(25,994)	65%	(44,337)	(61,602)	39%
Performance based compensation	(391)	(1,798)	360%	(5,661)	(12,907)	128%
Realized	(1,000)	(4,056)	306%	(3,828)	(12,035)	214%
Unrealized	609	2,258	271%	(1,833)	(872)	-52%
Total compensation and benefitsxii	(16,131)	(27,792)	72%	(49,998)	(74,509)	49%
Segment personnel expenses	(3,456)	(5,600)	62%	(10,296)	(16,225)	58%
Other general and administrative expenses	(2,152)	(5,163)	140%	(8,686)	(12,795)	47%
Corporate center expenses	(14,312)	(18,149)	27%	(40,918)	(56,957)	39%
Total expenses	(36,050)	(56,704)	57%	(109,897)	(160,487)	46%
Operating profit	37,494	66,924	78%	125,383	189,781	51%
OTHER ITEMS
GP Investment income	470	(290)	N/A	2,886	(4,335)	N/A
Realized gain from GP investment income	(9)	1,421	N/A	30	1,878	6,160%
Unrealized gain from GP investment income	479	(1,711)	N/A	2,856	(6,213)	N/A
Financial income	491	(326)	N/A	1,941	18,323	844%
Realized gain from financial income	49	315	543%	2,018	19,198	851%
Unrealized gain from financial income	442	(641)	N/A	(77)	(875)	1,036%
Leasing expenses	(3,004)	(3,065)	2%	(9,116)	(9,328)	2%
Other items	(62)	775	N/A	541	(459)	N/A
Stock compensation plan	-	(1,014)	N/A	-	(2,656)	N/A
Total Other Items	(2,105)	(3,920)	86%	(3,748)	1,545	N/A
Profit before income taxes	35,389	63,004	78%	121,635	191,326	57%
(-) Income taxes	(9,653)	(11,401)	18%	(30,354)	(39,304)	29%
NET INCOME	25,736	51,603	101%	91,281	152,022	67%

Total net revenues from services rendered of R$123.6 million for the quarter ended September 30, 2021, compared to R$73.5 million for the quarter ended September 30, 2020, an increase of 68% year-over-year. Net revenues for the nine months ended September 30, 2021 were R$350.3 million, up 49% year-over-year, when compared to the nine months ended September 30, 2020.

•	Management fee revenues of R$92.9 million for the quarter ended September 30,2021, compared to R$71.5 million for the quarter ended September 30, 2021, an increase of 30% year-over-year. This increase was primarily driven by the growth in Fee earning AUM. Management fee revenues for the nine months ended September 30, 2021 were R$269.5 million, up 38% year-over-year, when compared to the nine months ended September 30, 2020.

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

•	Performance fee revenues of R$5.6 million for the quarter ended September 30, 2021, compared to R$1.7 million for the quarter ended September 30, 2020, an increase of 231% year-over-year, due to higher contributions from the international exclusive mandates in IP&S and the sovereign wealth mandate in Public Equities. Performance fee revenues were R$34.2 million for the nine months ended September 30,2021, up 98% year-over-year, when compared to the nine months ended September 30, 2020.

•	Advisory fee revenues of R$25.2 million for the quarter ended September 30, 2021, compared to R$0.3 million for the quarter ended September 30, 2020, an increase of 7,525% year-over-year. Advisory revenues for the nine months ended September 30, 2021 were R$46.6 million, up 105% when compared to the nine months ended September 30, 2020, a consequence of the stronger deal activity in 2021.

Total expenses for the quarter ended September 30, 2021 of R$56.7 million, compared to R$36.1 million for the quarter ended September 30, 2020, an increase of 57% year-over-year. Part of this increase was driven by new recurring costs related to becoming a public company, such as changes in the company’s compensation structure, Board and support teams’ hirings and third-party services. Those factors accounted for R$2.9 million in additional expenses for the quarter. On a comparable basis, excluding costs related to being a public company, expenses were up 49% year-over-year. Additionally, 3Q'21 expenses were impacted by R$2.2 million related to the company's new branding project, taking place throughout 2021.

•	Bonus related to management and advisory feesxiii of R$26.0 million for the quarter ended September 30, 2021, compared to R$15.7 million for the quarter ended September 30,2020, an increase of 65% year-over-year. Bonus related to management and advisory was R$61.6 million for the nine months ended September 30, 2021, up 39% year-over-year, when compared to the nine months ended September 30, 2020.

•	Performance based compensationxiv of R$1.8 million for the quarter ended September 30,2021, compared to R$0.4 million for the quarter ended September 30,2020, an increase of 360% year-over-year, following the growth in performance fee revenues. Performance based compensation for the nine months ended September 30, 2021 was R$12.9 million, an increase of 128% year-over-year, when compared to the nine months ended September 30, 2020.

•	Segment personnel expensesxv of R$5.6 million for the quarter ended September 30,2021 compared to R$3.5 million for the quarter ended September 30, 2020, an increase of 62% year-over-year. This increase is primarily due to the change in Vinci Partners´ compensation structure after becoming a public company in 2021, which accounted for R$1.0 million in additional segment personnel expenses for the quarter.

•	Corporate center expensesxvi of R$18.1 million for the quarter ended September 30,2021 compared to R$14.3 million for the quarter ended September 30,2021, an increase of 27% year-over-year. This increase was primarily due to (i) the previously mentioned change in the company´s compensation structure, (ii) new hirings after the company became public, such as our Board of directors, financial reporting and shareholder relations teams, and (iii) third-party expenses, such as Auditor and Nasdaq listing fees. These additional costs accounted for R$1.8 million in additional corporate center expenses for the quarter. Corporate center expenses for the quarter ended September 30, 2021 were also impacted by a R$2.2 million expense the company's new branding project,

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

taking place throughout 2021. Corporate center expenses for the nine months ended September 30, 2021 were R$57.0 million, up 39% year-over-year, when compared to the nine months ended September 30, 2020.

•	Other general and administrative expensesxvii of R$5.2 million for the quarter ended September 30, 2021, compared to R$2.2 million for the quarter ended September 30, 2020, an increase of 140% year-over-year. Other G&A expenses for the nine months ended September 30, 2021 were R$12.8 million, up 47% year-over-year, when compared to the nine months ended September 30, 2020.

Operating Profit of R$66.9 million for the quarter ended September 30,2021, compared to R$37.5 million for the quarter ended September 30, 2020, an increase of 78% year-over-year. Operating profit for the nine months ended September 30, 2021 was R$189.8 million, up 51% year-over-year, when compared to the nine months ended September 30, 2020.

GP Investment incomexviii, which is a result of the company’s GP investments in its proprietary private market funds, was negative R$0.3 million for the quarter ended September 30, 2021, due to mark to market valuation of funds listed in the Brazilian stock exchange, compared to a positive R$0.5 million for the quarter ended September 30, 2020. GP Investment income for the nine months ended September 30, 2021 was negative R$4.3 million compared to positive R$2.9 million for the nine months ended September 30, 2020.

Financial Incomexix of negative R$0.3 million for the quarter ended September 30, 2021, compared to positive R$0.5 million for the quarter ended September 30, 2020. Our liquid funds' portfolio underperformed the CDI quarterly return by 1.1 percentage point, due to the significant market volatility in the quarter. In addition, the portfolio’s exposure to fixed rate bonds (35% of all cash allocations as of quarter end) suffered negative mark to market as interest rates begin their rising cycle in Brazil. Even with this impact, our liquid funds' portfolio outperformed the IMA-Bxx index by 1.7 percentage point in the third quarter. Financial income for the nine months ended September 30, 2021 was R$18.3 million, up 844% year-over-year, when compared to the nine months ended September 30, 2020, due to gains from our liquid funds’ portfolio. We expect financial income to benefit from the recent increase in interest rates in the medium and long-term, as over 85% of our cash allocations are directed towards fixed income products. Proceeds from the IPO will continue to be gradually shifted from cash allocation into Private Market funds’ GP commitments.

Leasing Expensesxxi of R$3.1 million for the quarter ended September 30, 2021, compared to R$3.0 million for the quarter ended September 30, 2020, an increase of 2% year-over-year.

Stock compensation plan expensesxxii of R$1.0 million for the quarter ended September 30,2021.

Profit before income taxes of R$63.0 million for the quarter ended September 30, 2021, compared to R$35.4 million for the quarter ended September 30, 2020, an increase of 78% year-over-year. Profit before income taxes for the nine months ended September 30, 2021 was R$191.3 million, up 57% year-over-year, when compared to the nine months ended September 30, 2020.

Income Taxesxxiii of R$11.4 million for the quarter ended September 30, 2021, which represented an effective tax rate for the quarter of 18%, compared to R$9.7 million for the quarter ended September 30, 2020, which represented an effective tax rate of 23%.

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Net Income of R$51.6 million for the quarter ended September 30, 2021, compared to R$25.7 million for the quarter ended September 30, 2020, an increase of 101% year-over-year. Net Income was R$152.0 million for the nine months September 30, 2021, up 67% year-over-year, when compared to the nine months ended June 30, 2020.

Supplement Details

Assets Under Management (AUM) Rollforward – R$ millions

For the Three Months Ended September 30, 2021

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Hedge	Total
	Equity	Equities					Funds
Beginning balance	10,851	10,861	21,966	2,363	5,087	2,461	3,263	56,852
(+/-) Capital Subscription / (capital return)xxiv	(2)	0	61	126	355	98	0	638
(+/-) Net Inflow / (outflow)xxv	0	13	1,853	0	107	223	(167)	2,029
(+/-) Appreciation / (depreciation)xxvi	112	(1,360)	(184)	(22)	(138)	36	(10)	(1,568)
Ending Balance	10,962	9,514	23,695	2,466	5,411	2,818	3,086	57,952

For the Twelve Months Ended September 30, 2021

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Hedge	Total
	Equity	Equities					Funds
Beginning balance	10,591	12,759	14,892	1,579	4,274	2,205	2,379	48,679
(+/-) Capital Subscription / (capital return)	859	0	61	773	1,490	238	0	3,421
(+/-) Net Inflow/(outflow)	0	(4,983)	7,007	0	110	260	566	2,961
(+/-) Appreciation / (depreciation)	(487)	1,738	1,735	114	(463)	114	141	2,891
Ending Balance	10,962	9,514	23,695	2,466	5,411	2,818	3,086	57,952

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Fee Earning Assets Under Management (FEAUM) Rollforward – R$ millions

For the Three Months Ended September 30, 2021

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Hedge	Total
	Equity	Equities					Funds
Beginning balance	9,066	10,765	21,812	2,259	5,087	2,461	3,200	54,650
(+/-) Capital Subscription / (capital return)	(2)	0	61	126	355	98	0	638
(+/-) Net Inflow/(outflow)	0	13	1,853	0	107	223	(167)	2,029
(+/-) Appreciation / (depreciation)	25	(1,336)	(185)	(22)	(138)	36	(11)	(1,632)
Ending Balance	9,089	9,443	23,540	2,363	5,411	2,818	3,023	55,686

For the Twelve Months Ended September 30, 2021

	Private	Public	IP&S	Infrastructure	Real Estate	Credit	Hedge	Total
	Equity	Equities					Funds
Beginning balance	8,568	12,686	14,426	1,495	4,274	2,205	2,318	45,972
(+/-) Capital Subscription / (capital return)	859	0	61	773	1,489	238	0	3,421
(+/-) Net Inflow/(outflow)	0	(4,978)	7,021	0	110	260	566	2,979
(+/-) Appreciation / (depreciation)	(338)	1,734	2,033	94	(463)	114	139	3,314
Ending Balance	9,089	9,443	23,540	2,363	5,411	2,818	3,023	55,686

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Investment Records – IP&S, Liquid Strategies, Credit and Listed REIT

Fund	Segment	NAVxxvii (R$ millions)	3Q21	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	928.7	0.8%	1.2%	1.9%	6.2%	CDIxxviii	CDI
Atlas Strategyxxix	Hedge Funds	635.7	-3.7%	-4.0%	-3.1%	7.5%	CDI	CDI
Vinci Total Return	Hedge Funds	221.0	-7.2%	15.9%	31.3%	-	IPCAxxx + Yield IMA-Bxxxi	IPCA + Yield IMA-B
Mosaico Strategyxxxii	Public Equities	1,627.6	-11.4%	-8.2%	11.2%	13.2%	IBOVxxxiii	IBOV
Vinci Gas Dividendos FIA	Public Equities	619.1	-11.3%	-8.9%	13.7%	7.7%	IBOV	IBOV
Vinci Valorem FIM	IP&S	2,889.6	1.9%	3.3%	5.5%	13.2%	IMA-B 5	IMA-B 5
Equilibrio Strategyxxxiv	IP&S	2,070.7	1.4%	3.3%	6.5%	10.8%	IPCA	-
Vinci Selection Equities FIA	IP&S	590.8	-11.4%	-5.6%	11.8%	15.2%	IBOV	IBOV
Vinci Crédito Imobiliário I	Credit	304.4	0.3%	1.1%	3.6%	12.3%	IPCA	IPCA +7.785%
Vinci Crédito Imobiliário II	Credit	380.1	-0.7%	-1.4%	4.9%	-	IPCA	IPCA+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	71.3	2.0%	4.8%	5.9%	11.2%	CDI	CDI
Vinci Energia Sustentável	Credit	590.9	-0.3%	0.6%	8.5%	13.7%	IPCA	IPCA + 6%
VISC11	Real Estate (listed REIT)	1,455.9	-2.6%	-8.0%	-1.9%	-7.5%	IFIXxxxv	IPCA + 6%
VILG11	Real Estate (listed REIT)	1,574.3	-1.5%	-12.0%	-13.8%	8.9%	IFIX	IPCA + 6%
VINO11	Real Estate (listed REIT)	760.9	4.6%	2.7%	11.4%	-	IFIX	IPCA + 6%
VIFI11	Real Estate (listed REIT)	210.3	-8.7%	-16.0%	-15.2%	-	IFIX	IFIX
VIUR11	Real Estate (listed REIT)	225.0	-5.6%	-14.0%	-	-	IFIX	IPCA + 6%
VIGT11	Infrastructure (listed)	672.3	-1.0%	-15.1%	-18.5%	-	-	-

Benchmark	3Q21	YTD	12 M	24 M
IBOV	-12.5%	-6.8%	17.3%	6.0%
CDI	1.2%	2.5%	3.0%	6.7%
IMA-B 5	1.2%	2.5%	5.9%	13.6%
IPCA + Yield IMA-B	3.2%	9.5%	13.2%	19.4%
IPCA	3.1%	6.9%	10.2%	13.7%
IFIX	-1.4%	-5.4%	-2.8%	1.2%

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Investment Records – Closed End Private Markets fundsxxxvi

Fund	Segment	Vintage year	Committed Capital	Invested Capital	Realized or	Unrealized	Total Value	Gross MOICxxxvii	Gross MOIC	Gross IRRxxxviii	Gross IRR
					Partially Realized
			(R$mm)	(R$mm)	(R$mm)	(R$mm)	(R$mm)	(BRL)	(USD)	(BRL)	(USD)
Fund 1	Private Equity	2004	1,415	1,206	5,058	276.4	5,334	4.4x	4.1x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	1,805	1,959	2,596	4,555	2.5x	1.3x	14.5%	3.5%
VCP III	Private Equity	2018	4,000	1,080	18.90	1,799	1,818	1.7x	1.5x	51.2%	36.1%
VCP Strategyxxxix	Private Equity		7,615	4,091	7,035	4,672	11,707	2.9x	2.3x	64.9%	70.3%
NE Empreendedor	Private Equity	2003	36	13	26	0	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	134	65	132	197	1.5x	1.2x	21.3%	11.0%
VIR IV	Private Equity	2020	1,000	61	0	62	62	1.0x	1.1x	5.6%	24.2%
VIR Strategy	Private Equity		1,276	208	91	194	285	1.4x	1.4x	21.6%	28.4%
FIP Transmissão	Infrastructure	2017	211	104	117	261	377	3.6x	2.8x	78.5%	59.7%
VIAS	Infrastructure	-	384	-	-	-	-	-	-	-	-
VFDL	Real Estate	2021	381	-	-	-	-	-	-	-	-

Shareholder Dividends

($ in thousands)	1H21	3Q'21
Distributable Earnings (R$)	101,976	61,743
Distributable Earnings (US$)xl	19,397	11,377
DE per Common Share (US$)xli	0.34	0.20
Actual Dividend per Common Sharexlii	0.30	0.16
Record Date	September 01, 2021	December 01, 2021
Payable Date	September 16, 2021	December 16, 2021

Vinci Partners’ generated R$1.09 or US$0.20 of Distributable Earnings per common share for the third quarter of 2021.

The company declared a quarterly dividend of US$0.16 per common share to record holders as of December 01, 2021; payable on December 16, 2021.

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Share Summary

VINP Shares	4Q'20 (Pre IPO)	1Q'21	2Q'21	3Q'21
Class B	14,466,239	14,466,239	14,466,239	14,466,239
Class A – Partnership Units	27,175,861	27,175,861	27,175,861	27,175,861
Class A - Public Float	N/A	15,271,488	15,094,833	14,921,318
Common Shares	41,642,100	56,913,588	56,736,933	56,563,418

Common Shares Outstanding as of quarter end of 56,563,418 shares.

•	Repurchased 173,515 common shares in the quarter, with an average share price of US$13.8.

•	Available authorization remaining was R$59.2 million at September 30,2021.

GP Commitment in Private Market funds

(R$ millions, unless mentioned) Fund	Segment	3Q'21 Commitments	Total Capital Commitments	3Q’21 Capital Called	Total Capital Called	Capital Returned/ Dividends Payed (3Q'21)	Accumulated Capital Returned/ Dividends Payed	Fair value of investments

Nordeste III	Private Equity	0.0	5.0	0.0	3.1	0.0	1.3	2.6
VCP III	Private Equity	0.0	3.1	0.3	1.1	0.0	0.0	1.3
VIR IV	Private Equity	0.0	11.1	0.0	1.3	0.0	0.0	1.2
FIP Infra Transmissão (co- investment)xliii	Infrastructure	0.0	29.5	0.0	8.9	0.0	9.2	23.6
FIP Infra Transmissãoxliv	Infrastructure	0.0	10.5	0.0	3.4	0.0	3.3	6.8
VIAS	Infrastructure	0.0	50.0	1.3	1.3	0.0	0.0	1.2
VFDL	Real Estate	0.0	70.0	7.0	14.0	0.0	0.0	13.4
VIUR	Real Estate	1.1	68.0	1.1	68.0	1.8	2.2	56.7
VCS	Credit	30.0	50.0	30.0	50.0	0.0	0.0	51.5
VSP	IP&S	5.0	5.0	0.0	0.0	0.0	0.0	0.0
Total		36.1	302.2	39.6	151.0	1.8	16.0	158.4

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Reconciliation and Disclosures

Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	3Q'20	3Q'21	3Q'20 YTD	3Q'21 YTD

OPERATING PROFIT	37,494	66,924	125,383	189,781
(-) Net revenue from realized performance fees	(3,375)	(12,646)	(12,212)	(31,734)
(-) Net revenue from unrealized performance fees	1,678	7,036	(5,046)	(2,451)
(+) Compensation allocated in relation to performance fees	391	1,798	5,661	12,907
FEE RELATED EARNINGS (FRE)	36,188	63,112	113,786	168,503

OPERATING PROFIT	37,494	66,924	125,383	189,781
(-) Net revenue from management fees	(71,517)	(92,855)	(195,241)	(269,476)
(-) Net revenue from advisory	(330)	(25,163)	(22,781)	(46,607)
(+) Bonus related to management and advisory	15,740	25,994	44,337	61,602
(+) Personnel expenses	3,456	5,600	10,296	16,225
(+) Other general and administrative expenses	2,152	5,163	8,686	12,795
(+) Corporate center expenses	14,312	18,149	40,918	56,957
PERFORMANCE RELATED EARNINGS (PRE)	1,306	3,812	11,597	21,278

OPERATING PROFIT	37,494	66,924	125,383	189,781
(-) Net revenue from unrealized performance fees	1,678	7,036	(5,046)	(2,451)
(+) Compensation allocated in relation to unrealized performance fees	(609)	(2,258)	1,833	872
(+) Realized gain from GP investment income	(9)	1,421	30	1,878
SEGMENT DISTRIBUTABLE EARNINGS	38,554	73,123	122,200	190,081

NET INCOME	25,736	51,603	91,281	152,022
(-) Net revenue from unrealized performance fees	1,678	7,036	(5,046)	(2,451)
(+) Income tax from unrealized performance fees	(193)	110	582	283
(+) Compensation allocated in relation to unrealized performance fees	(609)	(2,258)	1,833	872
(-) Unrealized gain from GP investment income	(479)	1,711	(2,856)	6,213
(+) Income tax on unrealized gain from GP investment income	163	1,179	971	757
(-) Unrealized gain from financial income	(442)	641	77	875
(+) Income tax on unrealized gain from financial income	150	(218)	(26)	(298)
(+) Depreciation and amortization	-	925	-	2,790
(+) Stock compensation plan	-	1,014	-	2,656
DISTRIBUTABLE EARNINGS	26,004	61,743	86,816	163,719

TOTAL NET REVENUE FROM SERVICES RENDERED	73,544	123,628	235,280	350,268
(-) Net revenue from realized performance fees	(3,375)	(12,646)	(12,212)	(31,734)
(-) Net revenue from unrealized performance fees	1,678	7,036	(5,046)	(2,451)
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	71,847	118,018	218,022	316,083

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Effective Tax Rate Reconciliation

(R$ thousands, unless mentioned)	3Q'20	3Q'21
Profit (loss) before income taxes, including Dividends to partners	35,389	63,004
(+) Dividends to Partners, related to management, advisory and performance fees	7,301	-
Profit (loss) before income taxes, not-including Dividends to partners	42,690	63,004
Combined statutory income taxes rate - %	34%	34%
Income tax benefit (Expense) at statutory rates	(14,515)	(21,422)
Reconciliation adjustments:
Expenses not deductible	263	(6)
Tax benefits	-	333
Share based payments	-	(103)
Effect of presumed profit of subsidiariesxlv	4,826	9,859
Other additions (exclusions), net	(227)	(62)
Income taxes expenses	(9,653)	(11,401)
Current	(11,775)	(13,619)
Deferred	2,122	2,218
Effective tax rate	23%	18%

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Balance Sheet Results

Assets	12/31/2020	9/30/2021
Current assets
Cash and cash equivalents	83,449	105,499
Cash and bank deposits	13,096	26,218
Financial instruments at fair value through profit or loss	70,353	79,281
Financial instruments at fair value through profit or loss	8,253	1,361,674
Trade receivables	47,978	47,165
Sub-leases receivable	2,963	801
Taxes recoverable	1,153	666
Other assets	12,383	10,810
Total current assets	156,179	1,526,615

Non-current assets
Financial instruments at fair value through profit or loss	31,596	10,707
Trade receivables	27,545	30,143
Sub-leases receivable	-	-
Taxes recoverable	134	79
Deferred taxes	4,568	4,401
Other receivables	1,540	2,825
	65,383	48,155

Property and equipment	15,043	15,040
Right of use - Leases	90,478	84,534
Intangible assets	1,441	1,025
Total non-current assets	172,345	148,754

TOTAL	328,524	1,675,369

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Liabilities and equity	12/31/2020	9/30/2021
Current liabilities
Trade payables	1,039	459
Deferred Revenue	-	18,512
Leases	19,828	20,552
Accounts payable	125,795	10,719
Labor and social security obligations	40,724	82,629
Taxes and contributions payable	22,878	22,069
Total current liabilities	210,264	154,940

Non-current liabilities
Accounts payable	33	33
Leases	86,371	80,281
Deferred taxes	12,620	7,385
	99,024	87,699

Equity
Share capital	8,730	15
Additional paid-in capital	-	1,382,038
Treasury shares	-	(25,802)
Retained Earnings	-	62,540
Other reserves	10,491	13,902
	19,221	1,432,693

Non-controlling interests in the equity of subsidiaries	15	37

Total equity	19,236	1,432,730

Total liabilities and equity	328,524	1,675,369

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

Subsequent Events

BK Brasil (B3:BKBR3) announced on October 31, 2021 via Material Fact issued on BM&FBOVESPA, the termination of the agreement signed on July 9, 2021, as announced via Press Release by Vinci Partners, for the acquisition of Vinci Capital Partners III's portfolio company Domino's Brasil.

The termination agreement grants mutual release to both parties and does not result in penalties of any nature. Additionally, the agreement sets forth a right of first refusal for BK Brasil for the period of twelve months for the acquisition of Domino's Brasil in case of any sale control of the company, and exclusivity rights to Domino's Brasil to commercialize pizza and/or focus on pizza delivery.

Forward-Looking Statements

This earnings release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

i Fee related earnings, or FRE, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.

ii Distributable Earnings is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

iii AUM” refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

iv FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters

v Depreciation and amortization is a non-cash expense that is being added back for our calculation of Distributable Earnings for the year ended December 31, 2020, and future periods. Our Distributable Earnings for the quarter and nine months ended September 30, 2020, would have been R$27.1 million and R$90.4 million, respectively, if we did add back depreciation and amortization to our calculation of Distributable Earnings.

vi DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters

vii Net revenue from Fund Management and Advisory is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.

viii FRE Margin is calculated as FRE over total net management and advisory fees.

ix “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory.

x Segment Distributable Earnings is Vinci Partners’ segment profitability measure used to make operating decisions and assess performance across the company’s four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.

xi DE Margin is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.

xii “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company’s IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme for our partners.

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

xiii Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

xiv Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

xv “Segment personnel expenses” are composed of the salary-part compensation paid to employees and partners of our funds’ management teams.

xvi “Corporate center expenses” are composed by the salary-compensation paid to employees and partners of our support teams and other expenses, such as research, risk, legal & compliance, investor relations, operations and ESG.

xvii “Other general and administrative expenses” is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants’ fees, such as legal and accounting, and office consumables.

xviii “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments.

xix “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds’ segments and listed REITs from our real estate segment.

xx IMAB is composed by government bonds indexed to IPCA.

xxi “Leasing expenses” include costs from the company’s sub-leasing activities.

xxii “Stock option compensation plan” is a benefit program in which the company concedes to an employee the option to buy stock in the company with stated fixed price.

xxiii Income taxes is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

xxiv “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds.

xxv “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and credit segments.

xxvi “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value.

xxvii NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund.

xxviii CDI is an average of interbank overnight rates in Brazil (daily average for the period).

xxix Atlas strategy comprises Atlas FIC FIM and Atlas Institucional FIC FIM.

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

3Q21 Earnings Release November 17th, 2021

xxx IPCA is a broad consumer price index measured by the IBGE.

xxxi IMAB is composed by government bonds indexed to IPCA. IMAB 5 also comprises government bonds indexed to IPCA but only the one´s with up to 5 Years duration.

xxxii Mosaico strategy comprises Vinci Mosaico FIA, Vinci Mosaico Institucional FIA and Vinci Mosaico Advisory FIA.

xxxiii IBOV is the Brazilian stock market most relevant index.

xxxiv Equilibrio Strategy comprises IP&S Family of pension plans.

xxxv IFIX is an index composed by listed REITs in the brazilian stock exchange.

xxxvi Track record information is presented throughout this release on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III. Past performance of investments described herein is provided for illustrative purposes only and is not necessarily indicative of future investment results.

xxxvii “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees.

xxxviii “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis.

xxxix Total commitments for VCP III include R$1.3 billion in co-investments.

xl US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.4271 as of November 11, 2021, when dividends were approved by our Board of Directors.

xli Per Share calculations are based on end of period Participating Common Shares.

xlii Actual dividends per common share are calculated considering the share count as of the applicable record date.

xliii The remaining capital committed in FIP Infra Transmissão co-investment will not be called by the fund, which is already in divestment period.

xliv The remaining capital committed in FIP Infra Transmissão will not be called by the fund, which is already in divestment period.

xlv Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

/IR.VINCIPARTNERS.COM	/	SHAREHOLDERRELATIONS@VINCIPARTNERS.COM

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